Cascade Energy Inc.
9595 Wilshire Blvd., Suite 900, Beverly Hills, CA, 90212 Tel. (310) 300-4063

November 14, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Mailstop 7010
Washington, DC 20549-7010

Attention:   Roger Schwall, Assistant Director

Dear Mr. Schwall:

Re:	Cascade Energy Inc. (the “Company”)

In connection with the Company’s Form SB-2/A Registration Statement filed on November 7, 2006 (under file number 333-130984), the Company hereby requests acceleration of the effective date of the Registration Statement to 4:00 p.m. (EDT) Thursday, November 16, 2006 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

The Company acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact our attorney, Bill Macdonald, at 604.643.3118.

Yours truly,

CASCADE ENERGY INC.

/s/ William Scott Marshall
William Scott Marshall
President

CW921890.1